

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

Steven B. Boehm
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

Re: Stellus Capital Investment Corp. (the "Fund")
        File Numbers 814-00971 & 333-189938

Dear Mr. Boehm:

On July 12, 2013, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act. The filing was made to update the disclosure in the Fund's registration statement on Form N-2. The Fund is a business development company that originates and invests primarily in private middle-market companies through first lien, second lien, unitranche and mezzanine debt financing, often with a corresponding equity investment. The registration statement contains many blank spaces related to fees, costs and percentages; we will review the Fund's expense table and other information submitted in subsequent amendments and may have comments regarding that information. We have referenced the captions and page numbers from the registration statement to indicate the sections of the registration statement to which each comment relates. However, you should regard any comment made with respect to one section of the registration statement to apply to similar disclosure elsewhere in the registration statement.

A letter of even date accompanied the filing and sought selective review. With certain exceptions, we have limited our review of the filing. Our comments regarding the filing are set forth below.

General

1.   Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement. In this connection indicate whether FINRA has reviewed the payment of selling commissions, sales loads and any dealer manager or other fees. Indicate also whether FINRA aggregated such payments for purposes of determining compliance with FINRA guidelines on underwriter compensation.

2.   The type face of the printed document is hard to read and appears to be set forth in an inappropriately small font. Confirm the printed document will comply with the type size requirement in Rule 420.

3.   Explain to the staff the status of the Fund's offering of shares and the relationship of the current offering of shares to the offering of 8,000,000 shares registered last year. For example, shares outstanding as of March 31st stood at a little over 12,000,000 according to the unaudited Statement of Operations. Explain this difference to the staff. Does the Fund contemplate more offerings in the near future?

Prospectus Cover

4.   Revise the prominent statement appearing below the pricing table, the substance of which is required by Rule 481(b)(1) under the Investment Company Act of 1940 ("1940 Act") to reflect the changes brought about by the National Securities Markets Improvement Act of 1996. Confirm that the disclosure will appear on the outside front cover page of the prospectus.

5.   Do the amounts referenced in footnote 1 to the pricing table include all expenses of issuance and distribution? If not, please include in the footnotes to the pricing table all information required by Instruction 6 to Item 1.g. of Form N-2. The footnotes should reflect the dilution expected to result from the offering.

Prospectus

PROSPECTUS SUMMARY
Stellus Capital Investment Corporation (Page 1)

6.   Disclosure hereunder indicates that the Fund may originate or invest in, among others, unitranche and mezzanine debt. Define these terms.

SBIC License (Page 4)

7.   Disclosure hereunder indicates that the Fund has received a "green light" letter from the SBA allowing it to continue its application to obtain a license to form and operate an SBIC subsidiary. Explain more fully the relationship between the Fund and this proposed entity, including whether the subsidiary would be wholly owned by the Fund, the percent of Fund assets to be represented at the subsidiary level and whether the financial statements would be consolidated.

THE OFFERING
Leverage (Page 9)

8.   Explain the underlined term in the following sentence: "The Credit Facility provides for borrowings in an aggregate amount up to $115,000,000 on a committed basis and an accordion for an additional $35,000,000 for a total facility size of $150,000,000."
Further, if accurate, disclose that the following disclosure appearing in the same paragraph means that the Fund's entire portfolio, as indicated, serves as security for any obligation under the revolving credit facility: "The Company's obligations to the lenders are secured by a first priority security interest in its portfolio of securities and cash, but excluding short term

investments." Disclose whether the agreement places constraints on the Fund's management of its portfolio.

FEES AND EXPENSES (Page 13)

9.   Footnote 4 states that: "Our base management fee, payable quarterly in arrears, is 1.75% of our gross assets, including assets purchased with borrowed amounts or <u>other forms of leverage</u> . . ." With respect to the underlined clause, disclose whether the Fund may issue preferred under this policy. Disclosure on pages 26 and 63 suggests that preferred issuances may be contemplated. Disclose the other forms of leverage included in the advisory agreement. For example, might effective leverage or the notional value of swaps be covered?

SELECTED FINANCIAL DATA (Page 16)

10.   Disclosure in the first sentence states: "The following selected financial data for the period from <u>Inception (May 18, 2012)</u> through December 31, 2012 and at December 31, 2012, is derived from our financial statements which have been audited." The Fund filed its registration statement in September 2012 and it went effective in November 2012. Explain the basis for the inclusion of information under this caption related to periods prior to November 2012.

RISK FACTORS
Because we use debt to finance our investments, if market interest rates were to increase, our cost of capital could increase, which could reduce our net investment income.
(Page 27)

11.   Disclosure hereunder indicates that the Fund may "utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors" and also indicates that there is no limit as to the Fund's ability to enter into such derivative transactions. To the extent these instruments involve leverage disclose the manner in which the Fund covers or segregates assets consistent with §18 of the 1940 Act or the provisions of IC-10666. *See* Investment Company Act Release No. 10666 (April 18, 1979).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview (Page 48)

12.   This following sentence should be clarified, e.g., by making the underlined portion a separate sentence: "The total consideration paid was $194.4 million, consisting of $165.2 million in cash and $29.2 million in shares of our common stock based on the price of $15.00 per share, <u>or $194.4 million in total for 11 companies (excluding accrued interest of approximately $2.3 million) from a private investment fund to which the D. E. Shaw group serves as investment adviser and Stellus Capital serves as a non-discretionary sub-adviser.</u>"

13.   Clarify that the borrowings under the credit facility that occurred on November 13, 2013 included a group of lenders again led by Sun Trust Bank.

(Page 59)

14.   Disclosure under this sub-caption states that: "As of March 31, 2013 and December 31, 2012, the Company was not due any amount from Stellus Capital for reimbursement of expenses paid for by the Company that were the responsibility of Stellus Capital. Any such amounts due to the Company would be included in the Statement of Assets and Liabilities." Were any such obligations outstanding prior to December 31, 2012?

SENIOR SECURITIES (Page 63)

15.   Identify Grant Thornton, LLP as the Fund's independent registered public accountants.

MANAGEMENT AGREEMENTS
Quarterly Incentive Fee Based on Net Investment Income (Page 92 & 93)

16.   Clarify the indemnification discussions on these pages by indicating that the policy is subject to the requirements of the 1940 Act, including the requirements of IC-11330. *See* Investment Company Act Release No. 11330 (September 2, 1980).

DETERMINATION OF NET ASSET VALUE (Page 98)

17.   Disclosure in the second paragraph states that: "In addition, our board of directors retains one or more independent valuation firms to review the valuation of each portfolio investment for which a market quotation is not available at least quarterly." In this connection, please inform the staff whether the board will review and approve in advance the valuation methodology of any third-party pricing service it uses and confirm that the board will regularly review the historical accuracy of its fair value methodologies. *See* Investment Company Act Release No. 26299; "Compliance Programs of Investment Companies and Investment Advisers" (December 17, 2003). The release states that Rule 38a-1 requires funds to provide a methodology or methodologies by which the fund determines the current fair value of the portfolio security, and to "regularly review the appropriateness and accuracy of the method used in valuing securities, and make any necessary adjustments".

Part C - Signatures

18.   The power of attorney states in pertinent part that the named individuals have power to execute on behalf of the Fund's directors and officers: "…this Registration Statement on Form N-2 and any and all amendments thereto, including post-effective amendments to this Registration Statement…" In this connection, please consult the requirements of Rule 483(b) under the Securities Act, which requires a power of attorney to relate to a specific filing.

ACCOUNTING COMMENTS

Form N-2 filed July 12, 2013

19.   Please revise the "Price Range of Common Stock and Distributions" section of the Prospectus to disclose the premium/discount of the high and low intraday sales prices to net asset value of the Company's common stock instead of disclosing the high and low intraday sales prices as a percentage of net asset value of the Company's common stock. *See* Item 8.5 of Form N-2.

20.   Disclosure on Page 8 states that:

> "Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount, or OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. However, the portion of such incentive fee that is attributable to deferred interest (such as PIK interest or OID) will be paid to Stellus Capital Management, together with interest thereon from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual. <u>Stellus Capital Management has agreed to permanently waive any interest accrued on the portion of the incentive fee attributable to deferred interest (such as PIK interest or OID)."</u>

Please explain the accounting for these deferred fees. Explain the situations in which the Fund would receive PIK interest in cash. Why is the Fund being charged interest on deferred fees? What are the rates of interest charged? Is the Fund accruing interest with a corresponding waiver from the advisor?

Form 10-Q filed May 9, 2013
Consolidated Balance Sheets:

21.   Are there any payables to Trustees at period-end? As required by Item 12 – Other liabilities:

> "State separately (a) amounts payable for investment advisory, management and service fees; and (b) the total amount payable to: (1) Officers and directors; (2) controlled companies; and (3) other affiliates, excluding any amounts owing to noncontrolled affiliates which arose in the ordinary course of business and which are subject to usual trade terms."

Consolidated Statement of Changes in Net Assets

22.   Include the disclosure requirements of Regulation S-X. Article 6-09.7, to wit:

> "Disclose parenthetically the balance of undistributed net investment income included in net assets at the end of the period."

Consolidated Schedule of Investments

23.	At 3/31/13 the fund had $25,000,000 of U.S. Treasury Bills listed in cash and cash equivalents. Why were these investments not reflected on the schedule of investments as required by Article 12 of Regulation S-X?

24.	In reviewing the 3/31/13 financial statements, we noticed that over 58% of the holdings on the schedule of investments were valued at cost. Please explain how valuing securities at cost constitutes fair value as defined by ASC 820.

25.	Pledged securities under borrowing arrangements need to be identified on the schedule of investments. *See* Article 4-08 of Regulation S-X and Audits of Investment Companies, American Institute of Certified Public Accountants, Paragraph 7.31 (May 1, 2012).

Notes to Consolidated Financial Statements

26.	Page F-22 discloses the valuation techniques and significant unobservable inputs used in Level 3 valuations. Refer to the December 12, 2012 AICPA Investment Companies Expert Panel Meeting minutes.

http://www.aicpa.org/InterestAreas/FRC/IndustryInsights/DownloadableDocuments/INV/INV_EP_Minutes/2012/INV_EP_December12_2012_Meeting.pdf

27.	For each unobservable input provide the range of discount rates and a weighted average rate. Currently there is only one range for all of the unobservable inputs. Please explain why the discount rates and weighted average rates are negative.

28.	Note 2 (Related Party Arrangements) states the following: "For the years ending December 31, 2012 and December 31, 2013, the Advisor has agreed to waive its incentive fee to the extent required to support an annualized dividend yield of 9.0% (to be paid on a quarterly basis) based on the price per share of our common stock in connection with the Offering." Does the advisor have the ability to recoup any amounts of the waived incentive fees?

*	*	*	*	*	*	*	*	*	*	*

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

/s/Larry L. Greene
Larry L. Greene
Senior Counsel

Thursday, August 08, 2013